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                               April 3, 2024

       Owen Hughes
       Chief Executive Officer
       XOMA Corporation
       2200 Powell Street, Suite 310
       Emeryville, CA 94608

                                                        Re: XOMA Corporation
                                                            Registration
Statement on Form S-4
                                                            Response Dated
March 22, 2024
                                                            File No. 333-277812

       Dear Owen Hughes:

              We have reviewed your March 22, 2024 response to our comment letter and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

       Response Dated March 22, 2024

       General

   1. Please supplement your response to prior comment 1 by (i) identifying the approximate percentage of your
total assets (exclusive of Government securities and cash items)
                                                        composed of your
ownership interests in XOMA (US) LLC (   XOMA US   ) and (ii)
                                                        identifying the types
of assets categorized as cash and cash equivalents (e.g., demand deposits or registered
money market funds) currently held by you, together with their approximate amounts.
   2. Please supplement your response by providing your comprehensive, detailed legal analysis supporting
your contention that XOMA US is eligible for the 3(c)(5)(A)
                                                        exclusion in view of
the fact that Section 3(c)(5)(A) is available only where an acquired obligation represents
part or all of the sales price of merchandise, insurance, and services.
                                                        In your response,
please:
 Owen Hughes
XOMA Corporation
April 3, 2024
Page 2
            Describe and discuss whether XOMA US   s royalty and commercial
payment
          purchase agreements entitle XOMA US to collect payments that are not directly based on the sales price of specific biopharmaceutical products, including for example in connection with (A) the meeting of certain regulatory, development, or other milestones, or (B) biopharmaceutical products that either are not currently identified or were not currently identified at the time of entry into the agreement; and
            Describe and discuss whether any of the recorded values of the XOMA
US   s royalty
          and commercial payment receivables (both short and long-term) are attributable to such payment rights, and in what specific amounts.
3. To the extent not addressed in your response to comment 2 above, please identify and
      discuss: (1) any material differences between XOMA US   s royalty and
commercial
      payment agreements and the analogous agreements involved in Royalty Pharma, SEC No-
      Action Letter (Aug. 13, 2010); and (2) any other instances where XOMA US cannot make the representations contained in that letter.
       Please contact Jason Drory at 202-551-8342 or Alan Campbell at 202-551-4224 with any questions.



                                                            Sincerely,
FirstName LastNameOwen Hughes
                                                            Division of
Corporation Finance
Comapany NameXOMA Corporation
                                                            Office of Life
Sciences
April 3, 2024 Page 2
cc:       Branden C. Berns
FirstName LastName